POWER OF ATTORNEY

BE IT KNOWN, that Carolyn Micheli, Senior Vice President, Corporate Communications & Investor Relations of The E.W. Scripps Company, effective November 5, 2019, does hereby make and appoint each of Lisa A. Knutson, Executive Vice President and Chief Financial Officer, William Appleton, Executive Vice President and General Counsel, and Julie McGehee, Vice President, HR-Operations and Corporate Secretary of The E.W. Scripps Company, or any person designated by him or her, as her true and lawful attorney for her and in her name, place and stead, giving and granting to each the power and authority to sign and file reports required under Section 16(a) of the Securities and Exchange Act of 1934, with full power of substitution and revocation, hereby ratifying and confirming such act(s) that any said attorney shall lawfully do or cause to be done by virtue hereof.

Executed on October 24, 2019.


/s/ Carolyn Micheli